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                   TYSON FOODS BOARD MEETS

                   Declares stock dividend
  Adds Rayovac Corp. Chairman/ CEO, David Jones,  to Board

      Springdale, AR (August 11, 2000) - In its regularly scheduled quarterly board meeting today, Tyson Foods, Inc.'s (NYSE:TSN) Board of Directors voted to add a new board member and to pay a dividend on its stock.
      David Jones, chairman of the board and CEO of Rayovac Corp. (NYSE: ROV) was elected to a position on the Tyson Board of Directors. Jones has served as the chairman of the Board of Directors and CEO of Rayovac since September 1996. From 1996 to April 1998, he also served as President.
     Prior to his current duties, Mr. Jones served as chief operating officer, chief executive officer and chairman of the board of directors of Thermoscan, (95-96) Inc. From 1989 to 1994, he served as President and Chief Executive Officer of The Regina Company. From 1985 to 1989, he also
served   as   Executive   Vice   President   of   Electrolux
Corporation.
     Jones has over 25 years of experience working in the consumer products industry, most recently in management of operations, manufacturing and marketing. He spent his early career with the General Electric Company in many different managerial positions.
     Jones' other board memberships include chairman of the board of United Industries, a $350 million private consumer products company, and University of Wisconsin-Madison School of Business Dean's Advisory Board.
      Jones holds a bachelor of science degree in business administration from Spaulding University, Louisville, Kentucky.
     The Board of Directors also declared a quarterly dividend of $0.04 per share on Class A common stock and $0.036 per share on Class B common stock, payable on December 15, 2000 to shareholders of record at the close of business on December 1, 2000.
     Tyson Foods, Inc., founded in 1935, is the world's largest fully integrated producer, processor and marketer of chicken and poultry-based food products with annual sales in excess of $7 billion. Over the years, the Tyson product line has expanded to include prepared meals and entrees, and specialty products such as corn chips and tortillas. Tyson Foods is headquartered in Springdale, Arkansas.
      For further information, contact Tyson's Director of Investor Relations, Louis Gottsponer at (501) 290-4826 or Ed Nicholson, Corporate Public Relations Director at (501) 290-4591.









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